July 23, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

       Re: SRIVARU Holding Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 19, 2024
           File No. 333-279843
Dear Mohanraj Ramasamy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
Cover Page

1. We note that you entered into a purchase agreement with Ionic Ventures. Given that the securities to be offered by Ionic Ventures are subject to terms and conditions that are significantly different from the other shares to be offered on this prospectus, please tell us why you are including the shares to be offered by Ionic in the same prospectus as the shares related to the business combination, instead of as two separate prospectuses within the same registration statement. Either in this prospectus or in a separate prospectus, please revise your disclosure to:
           describe the placement agency agreement with Maxim Group LLC on the cover page;
           update your disclosures in The Offering, Risk Factors, Use of Proceeds and Plan of
 July 23, 2024
Page 2

           Distribution to address the arrangements with Ionic Ventures and Maxim Group LLC;
             revise the cover page and the Selling Securityholders table to state Ionic Ventures'
           potential ownership percentage if all shares subject to the purchase agreement are sold; and
             clarify on the cover page and in Plan of Distribution that Ionic Ventures is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Refer to
           Securities Act Sections Compliance and Disclosure Interpretations Question 139.13.
2. Please fill in the last reported share price information as of the most recent practicable date, and update this disclosure as necessary.
Beneficial Ownership of Securities, page 77

3. We note your disclosure that the table reflects information as of May 29, 2024. Please revise to provide information as of the most recent practicable date, and continue to update as necessary. In addition, please explain why Walleye Capital was removed from the table. Refer to Item 6.E. of Form 20-F.
       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Rajiv Khanna